# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bunge Global SA, CIK 0001996862
CUSIP: H11356104
Title of class of securities: Registered Shares, par value $0.01 per share (the ''Registered Shares'')
Address of issuer's principal executive offices: 1391 Timberlake Manor Parkway, Chesterfield, Missouri (MO), 63017
Date of event which requires filing of this statement: 07/02/2025
Filed by CIK 0001521365
Persons authorized to receive notices and communications: John Burton, Danelo Limited, Baarermattstrasse 3, Baar, Switzerland (V8), CH-6340, 41417092619

## Reporting persons
- Glencore plc (CIK 0001521365): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 32,806,103; sole dispositive power 0; shared dispositive power 32,806,103; aggregate amount beneficially owned 32,806,103 (16.4% of the class)
  Comment: For rows 8, 10 and 11, number represents the amount of Registered Shares directly held by Danelo Limited, which is an indirect wholly-owned subsidiary of Glencore plc.
  For row 13, based on 200,042,383 Registered Shares outstanding as of July 2, 2025 (based on information provided by the Issuer).
- Glencore International AG: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); source of funds: affiliate funds (AF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 32,806,103; sole dispositive power 0; shared dispositive power 32,806,103; aggregate amount beneficially owned 32,806,103 (16.4% of the class)
  Comment: For rows 8, 10 and 11, number represents the amount of Registered Shares directly held by Danelo Limited, which is a direct wholly-owned subsidiary of Glencore International AG.
  For row 13, based on 200,042,383 Registered Shares outstanding as of July 2, 2025 (based on information provided by the Issuer).
- Danelo Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 32,806,103; sole dispositive power 0; shared dispositive power 32,806,103; aggregate amount beneficially owned 32,806,103 (16.4% of the class)
  Comment: For row 13, based on 200,042,383 Registered Shares outstanding as of July 2, 2025 (based on information provided by the Issuer).

## Item 1. Security and Issuer
Title of class of securities: Registered Shares, par value $0.01 per share (the ''Registered Shares'')
Name of issuer: Bunge Global SA
Address of issuer's principal executive offices: 1391 Timberlake Manor Parkway, Chesterfield, Missouri (MO), 63017

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by (a) Glencore plc ("Glencore Parent"), (b) Glencore International AG ("GIAG") and (c) Danelo Limited ("Danelo" and together with Glencore Parent and GIAG, the "Reporting Persons"). Glencore Parent is a company organized under the laws of Jersey, Channel Islands. GIAG is a company organized under the laws of Switzerland. Danelo Limited is a company organized under the laws of Jersey, Channel Islands. Danelo is a direct wholly-owned subsidiary of GIAG and an indirect wholly-owned subsidiary of Glencore Parent. Glencore Parent is the parent company of GIAG. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

Glencore Parent is a public company with its ordinary shares listed on the London Stock Exchange and the Johannesburg Stock Exchange. Its subsidiaries operate as a leading integrated producer and marketer of natural resources, with worldwide activities in the production, refinement, processing, storage, transport and marketing of metals and minerals and energy products.

The address of the principal business and office of each of Glencore Parent, GIAG and Danelo is Baarermattstrasse 3, CH-6340, Baar, Switzerland.

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule I of Exhibit 99.2 hereto (the "Schedule I Persons"), which Schedule I is incorporated herein by reference.

Other than as set out in Schedule II of Exhibit 99.2 hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons' knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Residence or business address: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.
Citizenship: The information set forth in Item 2(a) of this Schedule 13D is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 2, 2025 (the "Closing Date"), as contemplated by that certain Business Combination Agreement, dated June 13, 2023 (as amended, supplemented, or otherwise modified from time to time, the "Business Combination Agreement"), by and among the Issuer, Viterra Limited ("Viterra"), Danelo, CPPIB Monroe Canada, Inc., Venus Investment Limited Partnership, and Ocorian Limited, in its capacity as trustee of the Viterra Employee Benefit Trust, Danelo acquired 32,806,103 Registered Shares in exchange for its pro rata share of the issued and outstanding shares of Viterra. The Issuer also paid $895,010,954.48 million in cash to Danelo on the Closing Date.

The foregoing description of the Business Combination Agreement does not purport to describe all the terms and provisions thereof and is qualified in its entirety by reference to the full text of that document, a copy of which is included as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the securities of the Issuer covered by this Schedule 13D for investment purposes. However, the Reporting Persons will continually evaluate the Issuer's business, financial condition, results of operations, capital structure, management, synergies, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons will seek the views of, hold discussions with, and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs. Depending on the results of such evaluations, the Reporting Persons may at any time and from time to time, subject to the restrictions set forth in the Shareholder's Agreement (as defined below), (i) purchase, receive in a distribution or other transfer or otherwise acquire Registered Shares, other securities of the Issuer or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities"), (ii) sell, transfer, distribute or otherwise dispose of Issuer Securities in the open market, in privately negotiated transactions or otherwise (including entering into derivative transactions to hedge market risk), and (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer (the "Issuer Board"), other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction. Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) -(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Further, subject to certain exceptions, limitations and applicable law, pursuant to the Shareholder's Agreement, dated as of the Closing Date, by and between the Issuer and Danelo (the "Shareholder's Agreement"), Danelo is entitled to (i) nominate two individuals to the Issuer Board so long as the Reporting Persons (and any affiliates) continue to own at least 10% of the total outstanding shares of the Issuer and (ii) nominate one individual to the Issuer Board so long as the Reporting Persons (and any affiliates) continue to own at least 5% but no more than 10% of the total outstanding shares of the Issuer.

In addition, the Shareholder's Agreement imposes on Danelo (a) certain customary lockup obligations, with certain exceptions, for a period of one year following the Closing Date, (b) a prohibition on transfers to the Issuer's competitors and activist investors, (c) certain non-solicitation and non-compete obligations, with certain exceptions, until the later of (i) three years following the Closing Date and (ii) six months following the date Danelo no longer has a director serving on the Issuer Board, (d) a customary "standstill" for Danelo not to acquire any additional Registered Shares in excess of 19.9% of the total outstanding shares of the Issuer until Danelo ceases to beneficially own at least 7% of the total outstanding shares of the Issuer and (e) certain voting commitments in support of recommendations of the Issuer Board.

At the Annual General Meeting of Shareholders of the Issuer held on May 15, 2025, shareholders of the Issuer elected Christopher Mahoney and Markus Walt, both of whom were nominated by Danelo, to serve as directors on the Issuer Board for a term extending from the Closing Date until completion of the 2026 annual general meeting, subject to and contingent upon the closing. Both Messrs. Mahoney and Walt were appointed to the Issuer Board on the Closing Date, and these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in their fiduciary capacity as directors of the Issuer.

The Reporting Persons reserve the right to change their plans and intentions with respect to the Issuer at any time, as they deem appropriate.

The foregoing description of the Shareholder's Agreement does not purport to describe all the terms and provisions thereof and is qualified in its entirety by reference to the full text of that document, a copy of which is included as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth or incorporated by reference in Items 2, 3, 4 and 6 of this Schedule 13D is incorporated by reference in this Item 5.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D, as of July 2, 2025, are incorporated herein by reference. As of July 2, 2025, the Reporting Persons beneficially owned an aggregate of 32,806,103 Registered Shares, which represents approximately 16.4% of the outstanding Registered Shares. This percentage was calculated based on 200,042,383 Registered Shares outstanding as of as of July 2, 2025 (as disclosed to the Reporting Persons by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in any Registered Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

On the Closing Date and as contemplated by the Business Combination Agreement, the Issuer entered into a registration rights agreement with Danelo and certain other holders (the "Registration Rights Agreement"), which agreement (i) requires the Issuer to file a registration statement with the Securities and Exchange Commission registering for resale the 32,806,103 Registered Shares held by Danelo and to conduct certain underwritten offerings or facilitate certain block trade transactions upon the request of Danelo and (ii) provides Danelo with certain usual and customary "demand" and "piggyback" registration rights with respect to the 32,806,103 Registered Shares it holds. The Registration Rights Agreement will terminate on the earlier of (i) the seven year anniversary of the Closing Date and (ii) with respect to Danelo, on the date that Danelo no longer holds any Registrable Securities (as defined in the Registration Rights Agreement).

The foregoing description of the Registration Rights Agreement does not purport to describe all the terms and provisions thereof and is qualified in its entirety by reference to the full text of that document, a copy of which is included as exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated July 7, 2025, among the Reporting Persons.

Exhibit 99.2 Schedules I and II.

Exhibit 99.3 Business Combination Agreement, dated June 13, 2023, by and among the Issuer, Viterra, Danelo, CPPIB Monroe Canada, Inc., Venus Investment Limited Partnership and Ocorian Limited, in its capacity as trustee of the Viterra Employee Benefit Trust (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Bunge Global SA on July 2, 2025.

Exhibit 99.4 Form of Shareholder's Agreement, by and between the Issuer and Danelo (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Bunge Global SA on July 2, 2025).

Exhibit 99.5 Form of Registration Rights Agreement, by and between the Issuer, Danelo, CPPIB Monroe Canada, Inc. and British Columbia Investment Management Corporation (incorporated by reference to Exhibit 2.4 to the Form 8-K filed by Bunge Global SA on July 2, 2025).

Exhibit 99.6 Power of Attorney, dated July 3, 2025.

## Signatures
- Glencore plc: /s/ John Burton, John Burton/Company Secretary (07/07/2025)
- Glencore International AG: /s/ John Burton, John Burton/Director (07/07/2025)
- Glencore International AG: /s/ Peter Friedli, Peter Friedli /Officer (07/07/2025)
- Danelo Limited: /s/ John Burton, John Burton/Authorized Signatory (07/07/2025)